

April 22, 2015

James C. Raabe
Vice President and Chief Financial Officer
Lindsay Corporation
2222 North 111th Street
Omaha, Nebraska 68164

      **Re:**    **Lindsay Corporation**
              **Form 10-K for the fiscal year ended August 31, 2014**
              **Filed October 15, 2014**
              **File No. 001-13419**

Dear Mr. Raabe:

     We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Martin James

              Martin James
              Senior Assistant Chief Accountant